Exhibit 6.9

INDEPENDENT CONTRACTOR AGREEMENT

THIS INDEPENDENT CONTRACTOR AGREEMENT (the "Agreement"), dated and effective as of January 1, 2021 (the "Effective Date"), is entered by and between LQR House Inc. (the "Company"), a Delaware company, and Dollinger Holdings LLC (the "Independent Contractor") having an address at ADDRESS. The Company and the Independent Contractor may hereinafter be referred to individually as a "Party" or collectively as the "Parties.”

RECITALS

WHEREAS, the Company desires to procure the services of the Independent Contractor to perform the scope of services described in Schedule 1 hereto, which is incorporated herein by this reference, and the Independent Contractor desires to provide such services to the Company, all upon the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the mutual promises contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Company and the Independent Contractor agree as follows:

1.	Nature of Relationship.

a.	The Company contracts with Independent Contractor on the terms and conditions hereafter set forth. The Independent Contractor will perform his/her duties hereunder and will devote such time as shall be required to satisfy the duties of the contract, including at the Company's expense, periodic travel to conduct the Company's business as may be necessary.

b.	The relationship between the Parties is that of an independent contractor, and this Agreement does not create an employment relationship; under no circumstances is the Independent Contractor an agent of the Company.

c.	The Independent Contractor has the right and freedom to work the hours that he/she deems necessary in order to perform the work under this Agreement. The manner and method of performing the duties and services under this Agreement are under the exclusive control of the Independent Contractor.

2.	Term. This Agreement is at-will, and may be terminated at any time for any reason by either Party, though the Parties agree that each will use their best efforts to give at least thirty (30) days' notice of any termination.

3.	Compensation. The remuneration of the Independent Contractor will be at the rate set out in Schedule 2 to this Agreement, payable in accordance with the Company's normal policies for payment of independent contractors in effect from time to time.

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4.	Confidentiality and Ownership of Company Property.

a.	Confidential Information. "Confidential Information" means information that the Company has or will develop, acquire, create, compile, discover or own, that has value in or to the Company's business which is not generally known and which the Company wishes to maintain as confidential, or which belongs to a third party and is subject to a duty on the Company's part to maintain its confidentiality. Confidential Information includes not only information disclosed by the Company to the Independent Contractor, but also information learned or developed by the Independent Contractor during the term of this Agreement in connection with performing this Agreement, as well as all information of which the unauthorized disclosure could be detrimental to the interests of the Company, whether or not such information is identified as Confidential Information. Confidential Information includes but is not limited to anything related to the procurement of the necessary approvals to operate the Company and portions thereof, strategies and plans, contracts, financial information, professional fee information, salary information, lists, payor and vendor lists, cost and profit information, record keeping practices, policies and procedures, operational matters and practices, information, development and research work, marketing programs, plans, proposals, applications, accompaniments to applications, narrative descriptions, manuals and materials, formulas, processes, know-how, other trade secrets, trademarks, copyrights, patents, business and financial records, data received from institutions, customer lists and contractor list and other information owned and/or created by or for the Company that would constitute a trade secret and/or confidential information under Delaware Law or the Federal Defend Trade Secrets Act of 2016, as amended. Notwithstanding the foregoing, the term "Confidential Information" does not include, and Independent Contractor shall not be restricted during or after the term of this Agreement from using any information, even if otherwise designated as "Confidential Information": (i) which Independent Contractor learned of other than in the term of this Agreement; (ii) which is obtainable from sources outside of the Company, without breaching any contractual or other obligations; or (iii) which otherwise exists in the public domain.

b.	The Independent Contractor agrees that during the term of this Agreement, he/she will not improperly use, disclose, or induce the Company to use any proprietary information or trade secrets of any former employer or other person or entity with which the Independent Contractor has an obligation to keep in confidence, and further agrees that the Independent Contractor will not bring onto the Company's premises or transfer onto the Company's technology systems any unpublished document, proprietary information, or trade secrets belonging to any such third party unless disclosure to, and use by, the Company has been consented to in writing by such third party.

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c.	The Independent Contractor shall not, either during the term of this Agreement or at any time after termination, impart or disclose any Confidential Information to any person, firm or entity other than the Company, or use any of such Confidential Information, directly or indirectly, for his/her own benefit or for the benefit of any person, firm or entity other than the Company. The Independent Contractor hereby acknowledges that the items included within the definition of Confidential Information are valuable assets of the Company and that the Company has a legitimate business interest in protecting such Confidential Information.

d.	Company Property; Return of Company Property. All materials relating to the business and affairs of the Company and any of its officers, directors, shareholders, subsidiaries or affiliates including, without limitation, all manuals, documents, reports, equipment, working materials and lists of customers prepared by the Company or by the Independent Contractor in the course of employment are for the benefit of the Company and are and will remain the property of the Company. The Independent Contractor will surrender and deliver to the Company all such materials, data, information and property, and anything containing or constituting Confidential Information or Inventions, upon the termination for any reason whatsoever of the Independent Contractor's employment, or at an earlier time on the request of the Company.

5.	Policies. The Independent Contractor will comply with all the Company's policies as may be established and amended from time to time.

6.	General.

a.	Independent Legal Advice. The Independent Contractor acknowledges that he/she has read and understood the terms and conditions of this Agreement and acknowledges and agrees that he/she has had the opportunity to seek, and was neither prevented nor discouraged by the Company from seeking, any independent legal advice which he/she considered necessary prior to the execution and delivery of this Agreement and that, in the event that he/she did not take that opportunity prior to signing this Agreement, he/she did so voluntarily without any undue pressure, and agrees that his/her failure to obtain independent legal advice will not be used as a defense to the enforcement of his/her obligations under this Agreement.

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b.	Notices. All notices and other communications to be made hereunder shall be in writing and shall be deemed to have been given when the same are: (i) personally delivered; (ii) mailed, registered or certified mail, first class postage prepaid return receipt requested; or (iii) delivered by a reputable private overnight courier service utilizing a written receipt or other written proof of delivery, to the applicable Party at the address set forth above; and also shall be sent by email or other functionally equivalent electronic means, delivery receipt requested. In the case of Independent Contractor, notices shall be addressed to Independent Contractor at the address first stated above (in the case of mailed or hand-delivered notices) and the personal email address (in the case of electronic delivery) that he/she most recently communicated to the Company in writing. Any Party refusing delivery of a notice shall be charged with knowledge of its contents.

c.	Successors and Assigns. The Independent Contractor acknowledges that the Independent Contractor's services are unique and personal. The Independent Contractor may not assign the Independent Contractor's rights or delegate the Independent Contractor's duties or obligations under this Agreement. This Agreement shall be binding upon and inure to the benefit of the Company, and its officers, directors, shareholders, successors, affiliates, and assigns by merger, consolidation, transfer of business and properties or otherwise, and shall be binding on and inure to the benefit of the Independent Contractor and his/her heirs and legal representatives. This Agreement is assignable by the Company.

d.	Survival; Enforceability. Notwithstanding the termination for any reason whatsoever of this Agreement, the provisions of Paragraph 4, including all subparts, shall survive and remain enforceable. The Independent Contractor agrees and acknowledges that the existence of any claim or cause of action the Independent Contractor may have or assert against the Company or its subsidiaries or affiliates, whether based on this Agreement or otherwise, will not constitute a defense to the enforcement of his/her obligations under Paragraph 4 and its subparts.

e.	Severability. In the event any one or more of the provisions of this Agreement shall be held to be, in whole or in part, invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect the remainder of such provision or other provisions hereof, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision (or part provision) never had been contained herein.

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f.	Injunctive Relief. The Independent Contractor recognizes and agrees that any material violation of the provisions of Paragraph 4 of this Agreement would cause such damage or injury to the Company as would be irreparable, and the exact amount of monetary damages would be impossible to ascertain with reasonable certainty; therefore, the Independent Contractor agrees that notwithstanding anything to the contrary contained in this Agreement, the Company shall be entitled to seek injunctive relief from a court against such violations or threatened violations. Such right to seek an injunction shall be cumulative and in addition to, and not in limitation of, any other rights and remedies by the Company may have in equity or at law.

g.	Governing Law, Forum Selection. This Agreement shall be construed in accordance with the laws of Delaware, United States of America, exclusive of any choice of law principles. In the event any dispute arises between the Parties relative to this Agreement, then the dispute shall be litigated in any federal or state court of competent jurisdiction sitting in Wilmington, Delaware, and both Parties agree to personal jurisdiction in such courts.

h.	Currency. All currency amounts referenced in this Agreement are in United States Dollars unless otherwise expressly stated.

i.	Taxes. Independent Contractor is responsible for any and all tax liabilities accruing based on payment to the Independent Contractor under this Agreement, and will indemnify and hold harmless the Company for any such liabilities. The Independent Contractor will not be treated as an employee for federal and state tax purposes.

j.	Entire Agreement; Amendments. This Agreement (inclusive of the attached Schedules hereby incorporated by reference), contains the entire understanding and agreement of the Parties hereto with respect to the matters contained herein, and may not be amended or supplemented at any time unless by writing, executed by each of the said Parties. Any agreement or understanding, written or otherwise, prior to the effective date of this Agreement between the Independent Contractor and the Company relating to the scope of services under this Agreement is hereby terminated and discharged.

k.	Acknowledgment; Waiver. The Independent Contractor acknowledges that the continued relationship with the Independent Contractor constitutes actual, valuable fresh consideration in exchange for signing this Agreement and the Independent Contractor hereby waives irrevocably any right he/she may have to assert that this Agreement should be invalid, void or voidable, in whole or in part, for lack of consideration.

l.	Counterparts and Facsimile Signatures. This Agreement may be executed and delivered by the Parties in one or more counterparts, each of which when so executed and delivered will be an original, and those counterparts will together constitute one and the same instrument. The facsimile signature of a party hereto shall be of the same binding force and effect as that party's original signature.

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IN WITNESS WHEREOF, the Parties hereto have executed this Agreement or caused their duly authorized officers to execute this Agreement on date set forth above.

COMPANY

By:
As:

INDEPENDENT CONTRACTOR

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SCHEDULE 1

INDEPENDENT CONTRACTOR SCOPE OF SERVICES

The services to be performed by Independent Contractor as part of this Agreement are as follows: Manage the strategic relationships of the company, sourcing of acquisition opportunities, support of capital raising and other activities as requested by the board of directors. The Independent Contractor will report to the Board of Directors of the Company. The Services will also include any other consulting tasks which the parties may agree on in writing or through course of dealing. Collectively these are referred to as the “Services.”

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SCHEDULE 2

REMUNERATION

Independent Contractor will charge the Company for the Services as follows (the "Compensation"): On the last day of the month, a total of $12,000USD will be wired to Independent Contractor. The Company will also provide to the Independent Contractor a signing bonus of $100,000USD upon signing of this Agreement.

Invoices submitted by the Independent Contractor to the Company are due within 30 days of receipt. In the event that this Agreement is terminated by the Company prior to completion of the Services, but where the Services are partially performed, the Independent Contractor will be entitled to pro rated payment of the Compensation to the date of termination provided that there has been no breach of contract on the part of the Independent Contractor.

Additionally, the Independent Contractor will be reimbursed from time to time for reasonable and necessary expenses incurred by the Independent Contractor in connection with providing the Services. All such expenses shall be previously approved by the Company prior to being incurred by the Independent Contractor, and if not previously approved, shall not be payable by the Company.

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